Exhibit 99.1

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9 OF
THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
INTERPRETATION

Section 1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context clearly inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(1)	"Amalgamation" means the amalgamation of the Company and Holdings pursuant to the Arrangement;

(2)	"Arrangement" means the arrangement under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to the Arrangement made in accordance with the terms of the Business Combination Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and USBTC (each acting reasonably);

(3)	"Arrangement Effective Time" means the time on the Effective Date at which the Arrangement Filings are filed with the Registrar, or such other time on the Effective Date as the Company, USBTC and New Hut may agree to in writing before the Effective Date, provided that the Arrangement Effective Time shall in all circumstances occur prior to the Merger Effective Time;

(4)	"Arrangement Filings" means the records and information required to be provided to the Registrar under subsection 292(a) of the BCBCA in respect of the Arrangement, together with a copy of the Final Order;

(5)	"Arrangement Resolution" means the special resolution approving the Arrangement, substantially in the form attached as Schedule "B" to the Business Combination Agreement, passed by the Company Shareholders at the Meeting;

(6)	"BCBCA" means the Business Corporations Act (British Columbia), as amended;

(7)	"Business Combination Agreement" means the business combination agreement dated as of February 5, 2023 by and among the Company, USBTC and New Hut, including the schedules and exhibits thereto, providing for, among other things, the Arrangement, as the same may be amended, supplemented or restated;

(8)	"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Vancouver, British Columbia, Toronto, Ontario or New York, New York are required by Law to be closed for business;

(9)	"Cash Equivalent" has the meaning ascribed to such term in the Company Omnibus Incentive Plan;

(10)	"Circular" means the notice of the Meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to Company Shareholders in connection with the Meeting, including any amendments or supplements thereto;

(11)	"Code" means the United States Internal Revenue Code of 1986, as amended;

(12)	"Company" means Hut 8 Mining Corp., a corporation existing under the BCBCA, and for the avoidance of doubt includes Hut Amalco following the Amalgamation;

(13)	"Company DSUs" means the deferred stock units granted under the Company Omnibus Incentive Plan;

(14)	"Company ESPP" means the employee share purchase plan of the Company approved by the Company Shareholders on June 23, 2021, as constituted immediately prior to the Arrangement Effective Time;

(15)	"Company Omnibus Incentive Plan" means the omnibus long-term incentive plan of the Company approved by the Company Shareholders on June 23, 2021, as constituted immediately prior to the Arrangement Effective Time;

(16)	"Company Options" means the options to purchase Company Shares granted under the Company Omnibus Incentive Plan;

(17)	"Company RSUs" means the restricted stock units granted under the Company Omnibus Incentive Plan;

(18)	"Company Securityholders" means, collectively, the Company Shareholders, holders of Company Options, holders of Company RSUs, holders of Company DSUs and holders of Company Warrants;

(19)	"Company Shareholders" means the registered and/or beneficial holders of Company Shares, as the context requires;

(20)	"Company Shares" means the common shares in the capital of the Company and, for the avoidance of doubt, includes the common shares in the capital of Hut Amalco following the Amalgamation;

(21)	"Company Warrant Indenture" means the warrant indenture dated June 15, 2021 between the Company and Computershare Trust Company of Canada, providing for the issuance of the Hut June 2021 Warrants;

(22)	"Company Warrants" means, collectively, (i) the Hut June 2021 Warrants, and (ii) the Hut Compensation Warrants;

(23)	"Court" means the Supreme Court of British Columbia;

(24)	"Depositary" means Computershare Trust Company of Canada or such other trust company, bank or financial institution agreed to in writing between the Company and USBTC for the purpose of, among other things, exchanging certificates representing Company Shares for certificates representing the Per Share Consideration in connection with the Arrangement;

(25)	"Dissent Rights" has the meaning ascribed to such term in Section 4.1(1);

(26)	"Dissent Share" means a Company Share held by a Dissenting Shareholder who is ultimately determined to be entitled to be paid the fair value of his, her or its Company Shares in respect of which such Dissenting Shareholder has exercised Dissent Rights;

(27)	"Dissenting Shareholder" means a registered holder of Company Shares as of the record date for the Meeting who has duly and validly exercised the Dissent Rights in respect of the Arrangement in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid fair value of his, her or its Company Shares in respect of which such Dissenting Shareholder has exercised Dissent Rights;

(28)	"DRS Advice" has the meaning ascribed to such term in Section 5.2(1);

(29)	"Effective Date" means the date on which the Arrangement Filings are filed with the Registrar;

(30)	"Final Order" means the final order of the Court approving the Arrangement under subsection 291(4) of the BCBCA, in a form acceptable to the Company and USBTC, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of both the Company and USDMG, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and USBTC, each acting reasonably) on appeal;

(31)	"Governmental Entity" means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange;

(32)	"holder" means, when used with reference to any securities of a Party, the holder of such securities shown from time to time in the central securities register maintained by or on behalf of such Party in respect of such securities;

(33)	"Holdings" means Hut 8 Holdings Inc., a corporation existing under the BCBCA and a direct, wholly-owned subsidiary of the Company;

(34)	"Holdings Shares" means the common shares in the capital of Holdings;

(35)	"Hut Amalco" means the continuing corporation upon the amalgamation of the Company and Holdings pursuant to the Amalgamation;

(36)	"Hut Compensation Warrants" means (i) the 144,000 warrants to acquire Company Shares issued by Hut on June 15, 2021 and expiring on June 15, 2023; and (ii) the 70,200 warrants to acquire Hut Shares issued by Hut on September 17, 2021 and expiring on September 17, 2026;

(37)	"Hut Exchange Ratio" means 0.2;

(38)	"Hut June 2021 Warrants" means the 11,500,000 warrants to acquire Company Shares issued by Hut on June 15, 2021 and expiring on June 15, 2023;

(39)	"Intercompany Liabilities" means, collectively, (i) any debts, liabilities or obligations owing by the Company to Holdings immediately prior to the Arrangement Effective Time, and (ii) any debts, liabilities or obligations owing by Holdings to the Company immediately prior to the Arrangement Effective Time;

(40)	"Interim Order" means the interim order of the Court pursuant to subsection 291(2) of the BCBCA, in a form acceptable to the Company and USBTC (each acting reasonably), providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and USBTC (each acting reasonably) at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(41)	"In-The-Money Amount" means, in respect of an option at a particular time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to such option exceeds the aggregate exercise price under such option;

(42)	“Law” or “Laws” means, with respect to any Person, any and all applicable laws (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, by-laws, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign (i) enacted, adopted, promulgated or applicable by a Governmental Entity, (ii) that is binding upon or applicable to such Person or its business, undertaking, property, assets or securities, the terms and conditions of any Permit, and (iii) to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

(43)	"Letter of Transmittal" means the letter of transmittal to be delivered by the Company Shareholders to the Depositary, as described in the Circular;

(44)	"Lien" means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), limitation or restriction on use, voting, exercise, possession or transfer (including any preferential offer or refusal right or similar entitlement), or other third party encumbrance, in each case, whether contingent or absolute and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

(45)	"Market Value" has the meaning ascribed to such term in the Company Omnibus Incentive Plan, except that each reference in such definition to "Shares of the Corporation" shall be replaced with a reference to "New Hut Shares";

(46)	"Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution;

(47)	"Merger Effective Time" has the meaning ascribed to such term in the Business Combination Agreement;

(48)	"New Hut" means Hut 8 Corp., a corporation incorporated under the laws of the State of Delaware and a direct, wholly-owned subsidiary of USBTC;

(49)	"New Hut Omnibus Incentive Plan" has the meaning ascribed to such term in the Business Combination Agreement;

(50)	"New Hut Shares" means the shares of common stock of New Hut, US$0.00001 par value per share;

(51)	"Parties" means, collectively, the Company, USBTC and New Hut, and "Party" means any one of them;

(52)	"Per Share Consideration" means for each Company Share, a fraction of a New Hut Share equal to the Hut Exchange Ratio;

(53)	"Plan of Arrangement" means this plan of arrangement, subject to any amendments or variations thereto made in accordance with Article 6 or with the Business Combination Agreement or made at the direction of the Court in the Final Order with the consent of the Company and USBTC (each acting reasonably);

(54)	"Proscription Deadline" has the meaning ascribed to such term in Section 5.6;

(55)	"Registrar" means the person appointed as the Registrar of Companies pursuant to section 400 of the BCBCA;

(56)	"Replaced Option" has the meaning ascribed to such term in Section 3.1(6);

(57)	"Replacement Option" has the meaning ascribed to such term in Section 3.1(6);

(58)	"Replacement Option Exercise Price" has the meaning ascribed to such term in Section 3.1(6);

(59)	"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended;

(60)	"USBTC" means U.S. Data Mining Group, Inc., a corporation existing under the laws of the State of Nevada; and

(61)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Business Combination Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Business Combination Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise clearly requires.

Section 1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" or "paragraph" followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

Section 1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise clearly requires, words used herein importing the singular include the plural and vice versa; words imparting any gender shall include all genders and the neuter gender; and words imparting persons shall include individuals, partnerships, limited liability companies, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities and other entities.

Section 1.4	Date of Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal refer to the time in Toronto, Ontario unless otherwise stipulated herein or therein.

Section 1.6	Statutory References

Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

Section 1.7	Currency

In this Plan of Arrangement, all references to dollars or "$" are references to Canadian dollars unless otherwise indicated, and all references to U.S. dollars or "US$" are references to United States dollars.

Article 2
EFFECT OF THE ARRANGEMENT

Section 2.1	Arrangement and Business Combination Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of and forms a part of, the Business Combination Agreement, except in respect of the order and sequence of the steps comprising the Arrangement, which shall occur in the order and sequence set forth in Section 3.1. This Plan of Arrangement constitutes an arrangement as referred to in section 288 of the BCBCA.

Section 2.2	Binding Effect

As of and from the Arrangement Effective Time, this Plan of Arrangement will be binding on the Company, USBTC, New Hut, the Company Securityholders, the Depositary, the transfer agents in respect of the Company Shares and the New Hut Shares, and all other Persons, in each case without any further act or formality required on the part of any Person.

Section 2.3	Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all Liens, claims and encumbrances. Each Company Securityholder shall, in respect of any step in Section 3.1 applicable to such Company Securityholder, be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer or exchange all Company Shares, Company Options, Company RSUs or Company DSUs , as applicable, held by such holder in accordance with such step.

Section 2.4	Effective Time of Transactions

The transfers, exchanges, issuances and cancellations provided for in Section 3.1 shall occur, and shall be deemed to occur, at the time and in the order and sequence specified in Section 3.1, notwithstanding that certain of the procedures related thereto may not be completed until after such time.

Article 3
ARRANGEMENT

Section 3.1	The Arrangement

Commencing at the Arrangement Effective Time, unless otherwise specifically provided in this Section 3.1, each of the transactions or events set out below shall occur, and shall be deemed to occur, in the following order and sequence at one-minute intervals following the immediately preceding transaction or event, in each case without any further authorization, act or formality on the part of any Person:

(1)	At the Arrangement Effective Time, the notice of articles of Holdings shall be altered to (i) include the statement referred to in section 51.11 of the BCBCA, and (ii) change the name of Holdings to "Hut 8 Holdings ULC", and upon such alteration becoming effective:

(a)	Holdings shall be an unlimited liability company pursuant to Part 2.1 of the BCBCA; and

(b)	each share certificate issued by Holdings shall include the statement referred to in subsection 51.2(1) of the BCBCA.

(2)	The capital of the Holdings Shares shall be reduced to $1.00 in the aggregate, without any payment thereon.

(3)	The Company and Holdings shall be amalgamated to continue as one limited company ("Hut Amalco") with the same effect as if they had amalgamated under section 273 of the BCBCA, and upon the amalgamation becoming effective:

(a)	the Company and Holdings will continue as one limited company under the name "Hut 8 Mining Corp.";

(b)	the properties, rights and interests of each of the Company and Holdings will continue to be the properties, rights and interests of Hut Amalco;

(c)	Hut Amalco will continue to be liable for the obligations of each of the Company and Holdings (other than the Intercompany Liabilities, which shall be settled and cancelled without any payment thereon);

(d)	an existing cause of action, claim or liability to prosecution will be unaffected;

(e)	a legal proceeding being prosecuted or pending by or against the Company or Holdings may be prosecuted, or its prosecution may be continued, as the case may be, by or against Hut Amalco;

(f)	a conviction against, or a ruling, order or judgment in favour of or against, the Company or Holdings may be enforced by or against Hut Amalco;

(g)	the notice of articles and articles of Hut Amalco will be the notice of articles and articles of the Company;

(h)	the Company Shares issued and outstanding immediately prior to the Arrangement Effective Time will continue to be the issued and outstanding common shares in the capital of Hut Amalco, and no new shares or securities of Hut Amalco shall be issued to holders of Company Shares;

(i)	the Holdings Shares issued and outstanding immediately prior to the Arrangement Effective Time will be cancelled without any repayment of capital in respect of those shares;

(j)	the capital of Hut Amalco will be the same as the capital of the Company;

(k)	the registered office of Hut Amalco will be the registered office of the Company; and

(l)	the initial size of the board of directors of Hut Amalco will be five (5) directors, and the directors of the Company immediately prior to the Arrangement Effective Time will be the initial directors of Hut Amalco, to hold office until the next annual meeting of the shareholders of Hut Amalco or until their successors are elected or appointed.

(4)	Each Dissent Share outstanding immediately prior to the Arrangement Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to the Company for cancellation and shall be cancelled, and upon such transfer:

(a)	such Dissenting Shareholder will cease to be the holder of such Dissent Share or to have any rights as a holder in respect of such Dissent Share, other than the right to be paid the fair value of such Dissent Share determined and payable in accordance with Article 4; and

(b)	the former holders of such Dissent Shares shall be removed from the Company's central securities register for the Company Shares in respect of such Dissent Shares.

(5)	Each Company Share (other than any Dissent Share) outstanding immediately prior to the Arrangement Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to New Hut, and in exchange therefor such holder shall be entitled to receive from New Hut the applicable fully-paid and non-assessable Per Share Consideration in accordance with Article 5, and upon such transfer and exchange becoming effective:

(a)	the former holder of such exchanged Company Share will cease to be the holder thereof or to have any rights as a holder thereof, other than the right to receive, subject to Article 5, the Per Share Consideration issuable in respect of such Company Share pursuant to this Section 3.1(5);

(b)	the former holders of such exchanged Company Shares shall be removed from the Company's central securities register for the Company Shares; and

(c)	New Hut will be, and will be deemed to be, the legal and beneficial owner of such transferred Company Shares and shall be entered in the central securities register of the Company as the sole holder thereof.

(6)	In accordance with Article 7 of the Company Omnibus Incentive Plan, each Company Option that is outstanding immediately prior to the Arrangement Effective Time, whether vested or unvested, shall be, and shall be deemed to be, disposed of by the holder and cancelled (each such Company Option, a "Replaced Option"), and as the sole consideration therefor New Hut shall grant to such holder an option (each, a "Replacement Option") entitling the holder to purchase that number of New Hut Shares equal to the product obtained when the number of Company Shares subject to such Replaced Option immediately prior to the Arrangement Effective Time is multiplied by the Hut Exchange Ratio, which Replacement Option shall (i) be governed by the New Hut Omnibus Incentive Plan, (ii) have an exercise price for each New Hut Share that may be purchased under such Replacement Option (the "Replacement Option Exercise Price") equal to the quotient obtained when the exercise price per Company Share under the Replaced Option is divided by the Hut Exchange Ratio (provided that (A) no fractional New Hut Shares will be issued upon any particular exercise or settlement of Replacement Options, and the aggregate number of New Hut Shares to be issued upon exercise by a holder of one or more Replacement Options shall be rounded down to the nearest whole number (with all exercises that are effectuated concurrently by a holder of Replacement Options being aggregated before any such reduction is effectuated), and (B) the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent (with all exercises that are effectuated concurrently by a holder of Replacement Options being aggregated before any such increase is effectuated)), and (iii) otherwise have the same terms and conditions (including vesting, exercisability terms and expiry date) as were applicable to such Replaced Option immediately prior to the Arrangement Effective Time. Notwithstanding the foregoing:

(a)	if necessary to satisfy the requirements of subsection 7(1.4) of the Tax Act in respect of the exchange of a Replaced Option for a Replacement Option pursuant to this Section 3.1(6), the Replacement Option Exercise Price shall automatically be adjusted, effective as of and from the effective time of such exchange, so that the In-The-Money Amount of the Replacement Option (as adjusted) immediately after such exchange does not exceed the In-The-Money Amount of the Replaced Option immediately before such exchange;

(b)	for any Replaced Option that is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code, it is intended that such adjustment described in paragraph (a) above will comply with Treasury Regulation Section 1.424(1)(a); and

(c)	for any Replaced Option that is a nonqualified option held by a U.S. taxpayer, it is intended that such adjustment described in paragraph (a) above will be implemented in a manner intended to comply with Section 409A of the Code.

(7)	Concurrently with the exchange of Company Options pursuant to Section 3.1(6), in accordance with Article 7 of the Company Omnibus Incentive Plan, the Company Omnibus Incentive Plan shall be amended, and the terms of each Company RSU outstanding immediately prior to the Arrangement Effective Time, whether vested or unvested, shall be adjusted, so that upon settlement of such Company RSU the holder shall be entitled to receive, instead of the Cash Equivalent of one Company Share or one Company Share, or a combination thereof, as determined by the Company in its sole discretion, either (i) a cash payment equal to the product obtained when the Market Value of one New Hut Share is multiplied by the Hut Exchange Ratio, or (ii) that number of New Hut Shares equal to the Hut Exchange Ratio, or (iii) a combination of cash and New Hut Shares, in each case as determined by the Company or New Hut in its sole discretion (provided that if the aggregate number of New Hut Shares that a holder of Company RSUs would otherwise be entitled to receive upon the settlement of one or more Company RSUs includes a fractional New Hut Share, the aggregate number of New Hut Shares issuable to such holder shall be rounded down to the nearest whole number of New Hut Shares (with all settlements of Company RSUs by a holder that are effectuated concurrently being aggregated before any such reduction is effectuated)). For greater certainty, the Company RSUs shall not be exchanged or otherwise replaced by this Plan of Arrangement, and, subject to this Section 3.1(7), will continue to be governed by the Company Omnibus Incentive Plan on the same terms and conditions as were applicable to such Company RSUs immediately prior to the Arrangement Effective Time.

(8)	Concurrently with the exchange of Company Options pursuant to Section 3.1(6), in accordance with Article 7 of the Company Omnibus Incentive Plan, the Company Omnibus Incentive Plan shall be amended, and the terms of each Company DSU outstanding immediately prior to the Arrangement Effective Time shall be adjusted, so that upon settlement of such Company DSU the holder shall be entitled to receive, instead of the Cash Equivalent of one Company Share or, at the discretion of the Company, one Company Share or any combination of cash and Company Shares as the Company in its sole discretion may determine, either (i) a cash payment equal to the product obtained when the Market Value of one New Hut Share is multiplied by the Hut Exchange Ratio, or (ii) that number of New Hut Shares equal to the Hut Exchange Ratio, or (iii) a combination of cash and New Hut Shares, in each case as determined by the Company or New Hut in its sole discretion (provided that if the aggregate number of New Hut Shares that a holder of Company DSUs would otherwise be entitled to receive upon the settlement of one or more Company DSUs includes a fractional New Hut Share, the aggregate number of New Hut Shares issuable to such holder shall be rounded down to the nearest whole number of New Hut Shares (with all settlements of Company DSUs by a holder that are effectuated concurrently being aggregated before any such reduction is effectuated)). For greater certainty, the Company DSUs shall not be exchanged or otherwise replaced by this Plan of Arrangement, and, subject to this Section 3.1(8), will continue to be governed by the Company Omnibus Incentive Plan on the same terms and conditions as were applicable to such Company DSUs immediately prior to the Arrangement Effective Time.

(9)	In accordance with the terms of the Hut June 2021 Warrants, each holder of a Hut June 2021 Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Hut June 2021 Warrant, in lieu of Common Shares to which such holder was theretofore entitled upon such exercise, that number of New Hut Shares equal to the product obtained when the number of Company Shares subject to such Hut June 2021 Warrant immediately prior to the Arrangement Effective Time is multiplied by the Hut Exchange Ratio, at an exercise price for each New Hut Share equal to the quotient obtained when the exercise price per Company Share under the former Hut June 2021 Warrant is divided by the Hut Exchange Ratio (provided that (A) no fractional New Hut Shares will be issued upon any particular exercise of Hut June 2021 Warrants, and the aggregate number of New Hut Shares to be issued upon exercise by a holder of one or more Hut June 2021 Warrants shall be rounded down to the nearest whole number, and (B) the aggregate exercise price payable on any particular exercise of Hut June 2021 Warrants shall be rounded up to the nearest whole cent). Each Hut June 2021 Warrant shall continue to be governed by and be subject to the terms of the Company Warrant Indenture.

(10)	In accordance with the terms of the Hut Compensations Warrants, each holder of a Hut Compensation Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Hut Compensation Warrant, in lieu of Common Shares to which such holder was theretofore entitled upon such exercise, that number of New Hut Shares equal to the product obtained when the number of Company Shares subject to such Hut Compensation Warrant immediately prior to the Arrangement Effective Time is multiplied by the Hut Exchange Ratio, at an exercise price for each New Hut Share equal to the quotient obtained when the exercise price per Company Share under the former Hut Compensation Warrant is divided by the Hut Exchange Ratio (provided that (A) no fractional New Hut Shares will be issued upon any particular exercise of Hut Compensation Warrants, and the aggregate number of New Hut Shares to be issued upon exercise by a holder of one or more Hut Compensation Warrants shall be rounded down to the nearest whole number, and (B) the aggregate exercise price payable on any particular exercise of Hut Compensation Warrants shall be rounded up to the nearest whole cent). Each Hut Compensation Warrant shall continue to be governed by and be subject to the terms of the certificates in respect of the Hut Compensation Warrants and New Hut shall assume in writing all of the obligations of Hut under the Hut Compensation Warrants.

(11)	The Company ESPP shall be terminated.

(12)	Except as otherwise set out above in this Section 3.1, any other rights of any Person in respect of the Company Shares or Company Options will be extinguished.

Article 4
DISSENT RIGHTS

Section 4.1	Rights of Dissent

(1)	Registered holders of the Company Shares may exercise rights of dissent in connection with the Arrangement under section 238 of the BCBCA, in the manner set forth in sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1 ("Dissent Rights"); provided that notwithstanding paragraph 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution referred to in paragraph 242(1)(a) of the BCBCA must be received by the Company not later than 4:00 p.m. Toronto time two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2)	Dissenting Shareholders who are ultimately determined to be entitled to be paid by the Company the fair value for the Company Shares in respect of which they have exercised Dissent Rights will be deemed to have irrevocably transferred such Company Shares to the Company pursuant to Section 3.1(4) in consideration of such fair value and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares.

(3)	Dissenting Shareholders who are ultimately not entitled, for any reason, to be paid by the Company the fair value for the Company Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Company Shareholder who has not exercised Dissent Rights, as at and from the Arrangement Effective Time and be entitled to receive only the consideration set forth in Section 3.1 that such holder would have received if such holder had not exercised Dissent Rights.

(4)	In no case will the Company or New Hut or any other Person be required to recognize a Person exercising Dissent Rights as a holder of Company Shares after the Arrangement Effective Time, and each Dissenting Shareholder will cease to be entitled to the rights of a Company Shareholder in respect of Company Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Company Shares in accordance with Section 3.1.

(5)	For greater certainty, in accordance with the BCBCA, none of the following are entitled to exercise Dissent Rights: (i) holders of Company Options; (ii) holders of Company RSUs; (iii) holders of Company DSUs; (iv) holders of Company Warrants; (v) holders of Company Shares who vote, or have instructed a proxyholder to vote, in favour of the Arrangement Resolution and (vi) Persons who have not strictly complied with the procedures for exercising Dissent rights or Persons who have withdrawn their exercise of Dissent Rights prior to the Arrangement Effective Time.

Article 5
DEPOSIT AND PAYMENT OF PER SHARE CONSIDERATION

Section 5.1	Deposit of New Hut Shares

Prior to the Arrangement Effective Time, New Hut shall (i) provide for the reservation, issuance and listing of New Hut Shares as is necessary to effectuate the transactions contemplated by Section 3.1, and (ii) deliver or arrange to be delivered to the Depositary the New Hut Shares required to be issued to Company Shareholders in accordance with the provisions of Section 3.1(5), which New Hut Shares shall be held by the Depositary as agent and nominee for such Company Shareholders for delivery to such Company Shareholders in accordance with the provisions of this Article 5.

Section 5.2	Delivery and Payment of Per Share Consideration

(1)	Subject to the provisions of this Article 5, upon return to the Depositary of a properly completed Letter of Transmittal by a registered former Company Shareholder, together with certificate(s) or a direct registration statement advice (a "DRS Advice") representing one or more Company Shares that such Company Shareholder held immediately before the Arrangement Effective Time and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholder (other than a Dissenting Shareholder) shall be entitled to receive the aggregate Per Share Consideration that they are entitled to receive pursuant to Section 3.1(5) in exchange therefor, and the Depositary shall deliver to such holder, following the Arrangement Effective Time, a certificate(s) or DRS Advice recorded on a book-entry basis representing the New Hut Shares that such holder is entitled to receive pursuant to Section 3.1(5).

(2)	After the Arrangement Effective Time, and until surrendered for cancellation as contemplated by Section 5.2(1), each certificate or DRS Advice that immediately prior to the Arrangement Effective Time represented one or more Company Shares (other than any Dissent Shares) shall be deemed at all times to represent only the right to receive in exchange therefor the aggregate Per Share Consideration that the holder of such certificate or DRS Advice is entitled to receive pursuant to Section 3.1(5).

(3)	For greater certainty, none of the Company Shareholders, holders of Company Options, holders of Company RSUs, holders of Company DSUs or holders of Company Warrants shall be entitled to receive any consideration with respect to such Company securities other than the consideration such holder is entitled to receive in accordance with Section 3.1, and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Section 5.3	Dividends and Distributions

No dividends or other distributions declared or made after the Arrangement Effective Time with respect to New Hut Shares with a record date after the Effective Date shall be paid to the holder of any unsurrendered certificate which immediately prior to the Arrangement Effective Time represented outstanding Company Shares that were exchanged pursuant to Section 3.1(5) unless and until the holder of record of such certificate shall surrender such certificate (or affidavit in accordance with Section 5.5) in accordance with Section 5.2(1). Subject to applicable Law, at the time of such surrender of any such certificate (or in the case of clause (B) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Company Shares, without interest, (A) the amount of dividends or other distributions with a record date on or after the Effective Date theretofore paid with respect to each whole New Hut Share issued to such holder, and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Date but prior to surrender and a payment date subsequent to surrender payable with respect to such whole New Hut Share.

Section 5.4	Fractional Shares

In no event shall any holder of Company Shares be entitled to a fractional New Hut Share. Where the aggregate number of New Hut Shares to be issued to a holder of Company Shares as part of the Per Share Consideration under this Arrangement would result in a fraction of a New Hut Share being issuable, the aggregate number of New Hut Shares to be received by such holder shall be rounded down to the nearest whole New Hut Share, without any additional payment or compensation to the holder.

Section 5.5	Loss of Certificates

In the event any certificate which immediately prior to the Arrangement Effective Time represented any outstanding Company Shares that were acquired by New Hut pursuant to Section 3.1(5) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Company Shares, the Depositary will, in exchange for such lost, stolen or destroyed certificate, deliver to such former holder of Company Shares, or make available for pick up at its offices, the New Hut Shares such former holder is entitled to receive in respect of such Company Shares pursuant to Section 3.1(5), together with any distributions or dividends which such holder is entitled to receive pursuant to Section 5.3, less, in each case, any amounts withheld pursuant to Section 5.7. When authorizing such delivery in relation to any lost, stolen or destroyed certificate, the former holder of such Company Shares shall, as a condition precedent to the delivery of New Hut Shares, give a bond satisfactory to New Hut and the Depositary (each acting reasonably) in such sum as New Hut may direct, or otherwise indemnify the Company, New Hut and the Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.6	Extinction of Rights

Any certificate or book-entry advice statements which immediately prior to the Arrangement Effective Time represented one or more outstanding Company Shares that were acquired by New Hut pursuant to Section 3.1 which is not deposited with the Depositary in accordance with the provisions of Section 5.2(1) before 4:00 p.m. (Toronto Time) on the second (2nd) anniversary of the Effective Date (the "Proscription Deadline") shall, as of and from the Proscription Deadline, cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against the Company, New Hut, USTBC, the Depositary or any other Person. At the Proscription Deadline, the consideration such former holder of Company Shares would otherwise have been entitled to receive pursuant to Section 3.1, together with any distributions or dividends such holder would otherwise have been entitled to receive pursuant to Section 5.3, shall be deemed to have been surrendered for no consideration to New Hut. Neither the Company nor New Hut will be liable to any Person in respect of any cash or securities (including any cash or securities previously held by the Depositary in trust for any such former holder) which is forfeited to New Hut or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Section 5.7	Withholding Rights

The Company, New Hut or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any Person pursuant to the Arrangement or the Business Combination Agreement (including, without limitation, any payments to Dissenting Shareholders) such amounts as the Company, New Hut or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate tax authority. Each of the Company, New Hut and the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such Person, such portion of any share or other security deliverable to such Person as is necessary to provide sufficient funds to the Company, New Hut or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Company, New Hut or the Depositary shall notify such Person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such Person.

Section 5.8	U.S. Securities Laws Exemption

Notwithstanding any provision herein to the contrary, the Parties each agree that the Plan of Arrangement will be carried out with the intention that all New Hut Shares and Replacement Options to be issued by New Hut to Company Shareholders and holders of Company Options, respectively, in exchange for their Company Shares and Company Options, as applicable, pursuant to the Plan of Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Business Combination Agreement. All holders of Company Options will be advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by New Hut in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercises of such Replacement Options; therefore, the underlying New Hut Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the United States or to a person in the United States in reliance upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act, and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.

Article 6
AMENDMENTS

Section 6.1	Amendments to Plan of Arrangement

(1)	The Company and USBTC reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Arrangement Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the Company and USBTC, each acting reasonably, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to or approved by the Company Shareholders if and as required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement pursuant to Section 6.1(1) may be proposed by the Company at any time prior to the Meeting (provided USBTC shall have consented thereto, such consent not to be unreasonably withheld, conditioned or delayed) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of the Company and USBTC (provided each such consent shall not be unreasonably withheld, conditioned or delayed), and (ii) if required by the Court or applicable law, is consented to by Company Shareholders voting in the manner directed by the Court.

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Arrangement Effective Time but shall only be effective if it is consented to by each of the Company and USBTC (which consent shall not be unreasonably withheld, conditioned or delayed), provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of each of the Company and USDMG, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Company and USBTC or any former Company Securityholder.

Article 7
FURTHER ASSURANCES

Section 7.1	Further Assurances

Each of the Parties shall make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Section 7.2	Paramountcy

From and after the Arrangement Effective Time:

(1)	this Plan of Arrangement shall take precedence and priority over any and all rights related to the securities of the Company issued prior to the Arrangement Effective Time;

(2)	the rights and obligations of the holders of the securities of the Company, and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(3)	all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of the Company shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.